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Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars
(Unaudited)

As at	Note	March 31,	December 31,
		2015	2014

ASSETS
Current assets
Cash and cash equivalents		$46,128	$36,868
Restricted cash		2,297	1,573
Funds receivable from payment processors		4,260	6,691
Accounts receivable		2,144	2,305
Prepaid expenses and other assets		2,054	1,134
Total current assets		$56,883	$48,571

Non-current assets
Property and equipment		1,703	1,856
Intangible assets		18,176	18,320
Goodwill		7,130	7,130
Deferred tax assets		2,789	3,492
Long-term investment		5,000	5,000
Other assets		697	692
Total non-current assets		$35,495	$36,490
Total assets		$92,378	$85,061

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities		$4,047	$6,260
Payable to loyalty program partners		43,634	36,030
Current portion of other liabilities		1,897	1,285
Total current liabilities		$49,578	$43,575

Non-current liabilities
Other liabilities		320	269
Total non-current liabilities		$320	$269

Total liabilities		$49,898	$43,844

SHAREHOLDERS’ EQUITY	4
Share capital		61,437	61,084
Contributed surplus		11,496	11,985
Accumulated other comprehensive loss		(670)	(354)
Accumulated deficit		(29,783)	(31,498)
Total shareholders’ equity		$42,480	$41,217
Total liabilities and shareholders’ equity		$92,378	$85,061
Guarantees, Commitments and Contingencies	7

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

For the three months ended March 31,	Note	2015	2014

REVENUE
Principal		$62,625	$56,162
Other partner revenue		4,476	2,076
Interest		16	19
Total Revenue		$67,117	$58,257

EXPENSES
Direct cost of principal revenue		55,816	49,989
Employment costs		5,924	5,505
Marketing and communications		275	198
Technology services		270	219
Depreciation and amortization		877	544
Foreign exchange gain (loss)		136	(68)
Operating expenses		1,253	1,146
Total Expenses		$64,551	$57,533

OPERATING INCOME		$2,566	$724

Interest and other income		-	(5)
OPERATING INCOME BEFORE INCOME TAXES		$2,566	$729

Income tax expense		851	286
NET INCOME		$1,715	$443

OTHER COMPREHENSIVE INCOME
Items that will subsequently be reclassified to profit or loss:
Loss on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $202 (2014: $118)		(560)	(326)
Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery $88 (2014: $70)		244	195

Other comprehensive loss for the period, net of income tax		$(316)	$(131)
TOTAL COMPREHENSIVE INCOME		$1,399	$312

EARNINGS PER SHARE
Basic earnings per share	5	$0.11	$0.03
Diluted earnings per share	5	$0.11	$0.03

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total sharehold-
(Unaudited)		Surplus		losses on cash	other com-	deficit	ers’ equity
				flow hedges	prehensive
					loss

Balance at December 31, 2014	$61,084	$11,985	$73,069	$(354)	$(354)	$(31,498)	$41,217
Net lncome	-	-	-	-	-	1,715	1,715

Other comprehensive loss	-	-	-	(316)	(316)	-	(316)
Total comprehensive income	-	-	-	(316)	(316)	1,715	1,399
Effect of share option compensation plan	-	228	228	-	-	-	228
Effect of RSU and PSU compensation plan	-	273	273	-	-	-	273
Share issuances	704	(473)	231	-	-	-	231
Shares repurchased	(351)	(517)	(868)	-	-	-	(868)
Balance at March 31, 2015	$61,437	$11,496	$72,933	$(670)	$(670)	$(29,783)	$42,480

Balance at December 31, 2013	$58,693	$10,381	$69,074	$(345)	$(345)	$(36,182)	$32,547
Net lncome	-	-	-	-	-	443	443

Other comprehensive loss	-	-	-	(131)	(131)	-	(131)
Total comprehensive income				(131)	(131)	443	312
Effect of share option compensation plan	-	179	179	-	-	-	179
Effect of RSU compensation plan	-	151	151	-	-	-	151
Share issuances	255	(182)	73	-	-	-	73
Balance at March 31, 2014	$58,948	$10,529	$69,477	$(476)	$(476)	$(35,739)	$33,262

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars
(Unaudited)

For the three months ended March 31,	Note	2015	2014

Cash flows from operating activities
Net income for the period		$1,715	$443
Adjustments for:
Depreciation of property and equipment		269	252
Amortization of intangible assets		608	292
Unrealized foreign exchange loss (gain)		(996)	16
Equity-settled share-based payment transactions	6	501	330
Deferred income tax expense		817	263
Unrealized loss on derivative contracts designated as cash flow hedges		(430)	(179)
Changes in non-cash balances related to operations	8	7,951	(6,242)
Net cash provided by (used in) operating activities		$10,435	$(4,825)

Cash flows from investing activities
Acquisition of property and equipment		(116)	(137)
Additions to intangible assets		(464)	(350)
Changes in restricted cash		(750)	-
Net cash used in investing activities		$(1,330)	$(487)

Cash flows from financing activities
Proceeds from exercise of share options		231	73
Shares repurchased		(1,099)	-
Net cash (used in) provided by financing activities		$(868)	$73

Net increase (decrease) in cash and cash equivalents		$8,237	$(5,239)
Cash and cash equivalents at beginning of the period		$36,868	$64,188
Effect of exchange rate fluctuations on cash held		1,023	(4)
Cash and cash equivalents at end of the period		$46,128	$58,945

Interest Received		$16	$25
Interest Paid		$-	$-

Taxes Received		$-	$-
Taxes Paid		$176	$3

Amounts paid and received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 171 John Street, 5th Floor, Toronto, ON, Canada M5T 1X3. The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2015 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc., and Points Development (US) Ltd. The Corporations’ shares are publicly traded on the Toronto Stock Exchange (TSX: PTS) and on the NASDAQ (PCOM).

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offerings or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations can be influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time, however this is dependent on changes in the Corporation’s partnership base and effectiveness of promotional activity.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2014 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

(a) Statement of compliance

The condensed consolidated interim financial statements for the three months ended March 31, 2015 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 4th, 2015.

(b) Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain assets and liabilities initially recognized in connection with business combinations, and certain financial instruments, which are measured at fair value.

The notes presented in these first quarter 2015 condensed consolidated interim financial statements include only significant changes and transactions occurring since December 31, 2014, and are not fully inclusive of all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Corporation’s annual consolidated financial statements for the year ended December 31, 2014. All amounts are expressed in thousands of United States dollars, except per share amount, or as otherwise indicated.

3. SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial statements follow the same accounting policies and methods of application as those disclosed in the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2014.

New standards and interpretations not yet adopted

The IASB has issued new standards and amendments to existing standards. These changes have not yet been adopted by Corporation and could have an impact on future periods.

•	IFRS 15, Revenue from Contracts with Customers (IFRS 15)
•	IFRS 9, Financial Instruments (IFRS 9)
•	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets

These changes are described in detail in the Corporation’s 2014 annual report.

4. CAPITAL AND OTHER COMPONENTS OF EQUITY

Authorized with no Par Value
Unlimited common shares
Unlimited preferred shares

Issued
The balance of capital stock is summarized as follows (all amounts in US dollars unless otherwise noted):

Common shares	Number	Amount
Balance at December 31, 2014	15,649,085	$61,084
Exercise of share options	86,507	514
Repurchase of common shares	(89,297)	(351)
Share capital held in trust	-	190

Balance at March 31, 2015	15,646,295	$61,437

Common shares	Number	Amount
Balance at December 31, 2013	15,359,903	$58,693
Exercise of share options	40,370	175
Share capital held in trust	-	80

Balance at March 31, 2014	15,400,273	$58,948

At March 31, 2015, all issued shares are fully paid. The holders of common shares are entitled to receive dividends, if any are declared, and are entitled to one vote per share.

Accumulated Other Comprehensive Income (AOCI) is comprised of the unrealized gains/losses on cash flow hedges. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Normal Course Issuer Bid

On February 4, 2015, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. The Corporation has been informed that the Toronto Stock Exchange ("TSX") has accepted its notice of intention to make a normal course issuer bid to repurchase up to 782,504 of its common shares (the "Repurchase"), representing approximately 5% of its 15,650,085 common shares issued and outstanding as of February 25, 2015.

The primary purpose of the Repurchase is purchases for cancellation. Repurchases will be made from time-to-time at the Corporation’s' discretion, based on ongoing assessments of the Corporation’s capital needs, the market price of its common shares, general market conditions and other factors. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market ("NASDAQ") or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by management considering market conditions, stock prices, its cash position, and other factors.

For the three months ended March 31, 2015, the Company repurchased an aggregate of 112,176 common shares at an aggregate purchase price of $1,099. As at March 31, 2015, an aggregate of 89,297 common shares were cancelled at an aggregate purchase price of $868, resulting in a reduction to stated capital, and contributed surplus of $351 and $517, respectively. The remaining balance of 22,879 common shares not cancelled has been recorded in prepaid assets. All of these shares were repurchased for cancellation pursuant to private agreements between the Company and arm's-length third party sellers. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of common shares that the Company may purchase pursuant to the NCIB.

5. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

For the three month period ended March 31	2015	2014
Net income for the period	$1,715	$443
Weighted average number of common shares outstanding – basic	15,666,589	15,367,681
Effect of dilutive securities – employee stock options	92,689	294,853
Weighted average number of common shares outstanding – diluted	15,759,278	15,662,534
Earnings (loss) per share:
Basic	$0.11	$0.03
Diluted	$0.11	$0.03

a)    Basic earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

b)    Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an issue price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the year by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

At March 31, 2015, 643,790 options (2014: 125,586) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

6. SHARE-BASED PAYMENTS

As at March 31, 2015, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date. Under the plan, share options can only be settled in equity.

	March 31, 2015	March 31, 2014
Options authorized by shareholders	2,250,000	2,250,000
Less: options exercised	(1,362,621)	(1,234,294)
Net options authorized	887,379	1,015,706
Less: options issued & outstanding	(796,627)	(558,382)
Options available to grant	90,752	457,324

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is generally determined by the amount the Corporation’s daily share price fluctuated over the expected life of the option. The fair value of options granted in the three months March 31, 2015 and 2014 were calculated using the following weighted assumptions:

	Three month period
For the period ended March 31	2015	2014
Dividend yield	NIL	NIL
Risk free rate	0.51%	1.20%
Expected volatility	40.39%	36.63%
Expected life of options in years	4.20	4.20

A summary of the status of the Corporation’s share option plan as of March 31, 2015 and 2014, and changes during the years ended on those dates is presented below.

	2015		2014

		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Balance at January 1, 2015	547,289	$15.34	478,593	$10.13
Granted	375,906	12.34	125,083	30.84
Exercised	(117,908)	5.71	(45,294)	5.22
Expired and forfeited	(8,660)	6.44	-	-
Balance at March 31, 2015	796,627	$15.45	558,382	$15.17
Exercisable at March 31, 2015	287,664	$15.00	240,712	$9.65

Weighted average fair value of options granted		$3.84		$9.57

	Options outstanding			Options exercisable
			Weighted		Weighted
		Weighted average	average		average
		remaining	exercise	Number	exercise
Range of Exercise	Number	contractual life	price	of	price
Prices (in CAD$)	of options	(years)	(in CAD$)	options	(in CAD$)
$5.00 to $9.99	96,488	1.87	$9.52	96,488	$9.52
$10.00 to $14.99	432,255	4.45	$12.17	54,980	$11.05
$15.00 to $19.99	143,553	2.98	$15.97	94,757	$15.94
$20.00 and over	124,331	3.96	$30.84	41,439	$30.84
	796,627			287,664

Share unit plan

On March 7, 2012, the Corporation implemented an employee share unit plan (the “Share Unit Plan”), under which employees are periodically granted Restricted Share Units (RSUs) and Performance Share Units (PSUs). The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. During Q1 2015, 103,634 RSUs have been granted (2014 – 36,058). As at March 31, 2015, 304,535 RSUs and PSUs were outstanding (2014 – 151,004).

	Number of RSUs
	and PSUs	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2015	228,035	$20.38
Granted	103,634	$12.34
Vested	(23,125)	$12.42
Forfeited	(4,009)	$23.18
Balance at March 31, 2015	304,535	$18.21

	Number of RSUs	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2014	126,438	$13.92
Granted	36,058	$30.11
Vested	(10,613)	$9.96
Forfeited	(879)	$15.94
Balance at March 31, 2014	151,004	$18.05

Included in the table above are 73,758 PSUs which were granted to certain employees during in 2014. These PSUs vest on a graded basis over a five year period, provided that certain non-market performance metrics are met annually. The fair value of each PSU is determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days.

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the Share Unit Plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and will purchase shares from the open market through a share purchase trust on a periodic basis. As at March 31, 2015, 97,087 of the Corporation’s common shares were held in trust.

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2, Share-based Payment. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs is $501 for the three month period ended March 31, 2015 (2014 - $330).

7. GUARANTEES, COMMITMENTS AND CONTINGENCIES

	Total	Year 1(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$1,421	$662	$593	$161	$5	$-
Principal revenue(2)	599,655	120,907	141,483	123,465	101,800	112,000
	$601,076	$121,569	$142,076	$123,626	$101,805	$112,000

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)

The Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at the end of each contract year, to determine if the guarantee was met for that respective contract year.

(3)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

8. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

For the three month period ended March 31,	2015	2014

Decrease in funds receivable from payment processors	$2,431	$3,420
Decrease in accounts receivable	161	138
Increase in prepaid expenses and other assets	(690)	(389)
Increase in other assets	(5)	(32)
Decrease in accounts payable and accrued liabilities	(2,213)	(1,237)
Increase in other liabilities	663	73
Increase (decrease) in payable to loyalty program partners	7,604	(8,215)
	$7,951	$(6,242)

9. OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation's chief executive officer, the chief operating decision maker.

Enterprise-wide disclosures - Geographic information

For the three month period ended March 31,	2015	2014

Revenue
United States	$56,633	$51,251
Europe	8,818	6,089
Canada and other	1,666	917
	$67,117	$58,257

Revenue
United States	85%	88%
Europe	13%	10%
Canada and other	2%	2%
	100%	100%

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs which the Corporation partners with. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At March 31, 2015, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the three month period ended March 31, 2015, there were four (2014 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, sales to the members of these four partners represented 76% (2014 – 79%) of the Corporation’s total revenue.

10. FINANCIAL INSTRUMENTS

Determination of fair value

For funds receivable from payment processors, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, their fair values approximates their carrying values at March 31, 2015 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate market inputs and valuation methodologies, as disclosed below. Considerable judgment is required to develop certain of these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at March 31, 2015 and December 31, 2014 are as follows:

As at March 31, 2015	Level 1	Level 2	Level 3	(ii)	Total
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$-	$263	$-		$263

Investment in China Rewards	-	-	5,000		5,000

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	-	(1,150)	-		(1,150)
	$-	$(887)	$5,000		$4,113

As at December 31, 2014	Level 1	Level 2	Level 3	Total
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$-	$208	$-	$208

Investment in China Rewards	-	-	5,000	5,000

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	-	(665)	-	(665)
	$-	$(457)	$5,000	$4,543

(i)	The carrying values of the Corporation’s forward contracts are included in prepaid expenses and other assets and current portion of other liabilities in the consolidated balance sheets.

(ii)	The valuation technique used by the Corporation for the Investment in China Rewards was a market-based ap- proach.

There were no transfers of fair value measurement between level 1, 2 and 3 of the fair value hierarchy in the periods ended March 31, 2015 and December 31, 2014.

11. RELATED PARTIES

A member of the Corporation’s Board of Directors is the President of Ariad Custom Publishing Limited (“Ariad”). The Corporation has entered into a twelve month agreement with Ariad whereby Ariad will provide, effective January 1, 2015, digital marketing software to the Corporation. The Corporation may terminate the agreement by providing 60 days written notice. For the three months ended March 31, 2015, the Corporation has paid Ariad $25 for the use of the digital marketing software. The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.